AVANTAX INVESTMENT SERVICES, INC.
(SEC I.D. No. 8-29533)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29533

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 _____ AND ENDING 12/31/2024 _____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avantax Investment Services, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 Olympus Blvd. Suite 100 _____
                                                     (No. and Street)

Dallas	TX	75019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	(310) 341-1853	rodney.dowell@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP _____
                              (Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Dowell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avantax Investment Services, Inc. (the "Company") _____, as of December 31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
ROBIN C KNOLL
NOTARY PUBLIC - OREGON
COMMISSION NO. 1021633
MY COMMISSION EXPIRES FEBRUARY 13, 2026

Signature: _____

Title:
Principal Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Avantax Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avantax Investment Services, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 14, 2025

We have served as the Company's auditor since 2024.

AVANTAX INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,2024

ASSETS		
Cash and cash equivalents	$	100,900,159
Fees and commissions receivable		13,079,617
Receivable from clearing broker		475,087
Related party receivables		15,985,630
Other receivables		19,999,641
Advisor notes receivable, net of allowance of $9,138		44,441,317
Intangible assets, net of accumulated amortization of $84,150,501		64,305,205
Goodwill		148,461,302
Other assets		913,472
Total assets	$	408,561,430

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Fees and commissions payable	$	13,829,342
Related party payables		49,488,553
Deferred revenue		3,129,667
Deferred income tax liabilities, net		15,271,295
Accrued expenses and accounts payable		503,005
Dividends payable		4,000,000
Other liabilities		1,661,015
Total liabilities		87,882,877

COMMITMENTS AND CONTINGENCIES (NOTE 8)

STOCKHOLDER'S EQUITY		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		362,749,906
Accumulated deficit		(42,088,825)
Total stockholder's equity		320,678,553
Total liabilities and stockholder's equity	$	408,561,430

The accompanying notes are an integral part of this Statement of Financial Condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Avantax Investment Services, Inc. (the "Company") is an introducing securities broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

A majority of the financial advisors affiliated with the Company hold both securities and advisory licenses and provide investment advisory services through Avantax Advisory Services, Inc ("AAS"), an affiliated registered investment advisor ("RIA"). As a result, all advisory business generated by the Company's advisors is recorded at AAS.

The Company is a wholly owned subsidiary of Avantax Wealth Management, Inc. ("AWM"), which is an indirectly owned subsidiary of Avantax, Inc ("Avantax"). Avantax is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). GC Two is a wholly owned subsidiary of GC Three Holdings, LLC ("GC Three").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued receivables related to cash sweep program, as well as receivables from product sponsors.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade-date basis and are stated at fair value. As of December 31, 2024, the Company had immaterial balances of securities owned and securities sold, not yet purchased, included in Other assets and Other liabilities, respectively, in the Statement of Financial Condition. See Note 3 - Fair Value Measurements for details.

Advisor Notes Receivable

The Company provides certain financial advisors with loans as part of its recruiting and retention strategy, for key revenue producing advisors. These loans are generally forgivable over a period of up to 15 years provided that the advisor remains licensed with the Company. The Company ratably amortizes the principal balance of these forgivable loans over the loan term. If a financial advisor terminates the arrangement prior to the loan maturity date, the balance becomes immediately due, and the loan is reclassified as a payback loan. An allowance for credit losses is recorded upon conversion to payback loan.

The Company estimates expected credit losses based on evaluation of several factors related to credit risk, including financial advisors' affiliation status, loan type, and purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis. These assumptions and estimates require use of significant management judgement regarding matters that are inherently uncertain. During the year ended December 31, 2024, the Company has not observed material changes in payment terms, collection trends, or other significant factors.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 5 – Goodwill and Other Intangible Assets, for additional information regarding the Company's goodwill and other intangible assets.

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2024.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2024.

Other Assets

As of December 31, 2024, the Company had $913,472 in Other assets, which primarily consists of securities owned, prepaid expenses, and deferred charges.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to enhance the transparency of income tax disclosures relating to the rate reconciliation, disaggregation of income taxes paid, and certain other disclosures. The ASU should be applied prospectively and is effective for the Company for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition as the standard is disclosure-related only.

In November 2024, FASB issued ASU 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). This ASU is effective for the Company for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statement, however, it does not expect this update to have an impact on its financial condition as the standard is disclosure-related only.

Recently Adopted Accounting Pronouncements

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted this ASU on January 1, 2024, and the adoption did not have any impact on its financial condition as the standard was disclosure-related only.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2024, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2024 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 89,002,149	$ -	$ -	$ 89,002,149
Securities owned - recorded in Other assets:				
Equity securities	33,389	-	-	33,389
Corporate bonds	-	28,088	-	28,088
U.S. government bonds	152	-	-	152
Total securities owned	33,541	28,088	-	61,629
Total	$ 89,035,690	$ 28,088	$ -	$ 89,063,778

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased – recorded in Other Liabilities:				
Mutual funds	$ 35,419	$ -	$ -	$ 35,419
Municipal bonds	10,012	-	-	10,012
Total securities sold, not yet purchased	45,431	-	-	45,431
Total	$ 45,431	$ -	$ -	$ 45,431

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. mutual funds, publicly traded equity securities with sufficient trading volume, U.S. government bonds, and municipal bonds are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, they are classified within Level 1. Corporate bonds are fair valued by management using third-party pricing services and are classified within Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of fees and commissions receivable and payable, receivable from clearing broker, related party receivables and payables, other receivables, deferred revenue, and accrued expenses and accounts payable was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 – ADVISOR NOTES RECEIVABLE

The following table presents a summary of the activities in financial advisor notes receivable, net of allowance for doubtful amounts for the year ended December 31, 2024:

	Year Ended December 31, 2024		
	Forgivable	Payback	Total
Advisor notes receivable, net - beginning balance	$ 35,518,163	$ 1,948,000	$ 37,466,163
Originated/new loans	14,666,244	-	14,666,244
Collections	(40,000)	-	(40,000)
Forgiveness/amortization	(8,659,952)	-	(8,659,952)
Transfer from forgivable to payback	(91,333)	91,333	-
Change in allowance for doubtful amounts	961,000	47,862	1,008,862
Advisor notes receivable, net - ending balance	$ 42,354,122	$ 2,087,195	$ 44,441,317

The following table presents a summary of the activities in the allowance for doubtful amounts due from financial advisor notes receivable for the year ended December 31, 2024:

	Year Ended December 31, 2024		
	Forgivable	Payback	Total
Advisor notes receivable allowance - beginning balance	$ 961,000	$ 57,000	$ 1,018,000
Provision for doubtful amounts	(961,000)	(47,862)	(1,008,862)
Total change	(961,000)	(47,862)	(1,008,862)
Advisor notes receivable allowance - ending balance	$ -	$ 9,138	$ 9,138

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill remained unchanged at $148,461,302 as of December 31, 2024.

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2024:

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial professional relationships	$ 131,955,706	$ (75,900,501)	$ 56,055,205	11.0
Sponsor relationships	16,500,000	(8,250,000)	8,250,000	9.0
Total	$ 148,455,706	$ (84,150,501)	$ 64,305,205	

NOTE 6 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on a direct usage basis. AWM and Avantax Planning Partners, Inc. ("APP"), each allocate expenses to the Company based on total revenues, per an expense sharing agreement. In 2024, the Company allocated expense to its related parties, AAS and Avantax Insurance Agency, LLC ("AIA"), per an expense sharing agreement. Additionally, the Company allocated revenue to AAS and AIA.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of AWM and affiliated with the other entities.

As of December 31, 2024, the Company had total outstanding payable of $25,401,080 to Aretec, $21,868,578 to Cetera Financial, and $1,196,844 to APP, which were included in Related party payables in the Statement of Financial Condition. In addition, the Company had $1,022,051 of related party payables to other affiliates.

The Company had $14,197,138 of related party receivables with AWM, $1,570,654 with Avantax, and $217,838 of related party receivables with other affiliates.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to five years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and other financial ratio requirements. As of December 31, 2024, the Company complied with such requirements.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes net capital under the standard method of the rules, which requires maintenance of minimum net capital whereby the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1. Further, the standard method requires minimum net capital equal to the greater of $250,000 or 6 and 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital of $39,391,377, which was $34,544,706 in excess of required net capital of $4,846,671. At December 31, 2024, the ratio of aggregate indebtedness to net capital was 1.85.

NOTE 10 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 11 – INCOME TAXES

The tax effect of temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

	Year Ended December 31, 2024
Deferred Tax Assets	
Deferred revenue	$ 194,495
Forgivable loans	620,306
Other, net	183,418
Gross deferred tax assets	998,219
Deferred Tax Liabilities	
Intangibles	(16,135,641)
Other, net	(133,873)
Gross deferred tax liabilities	(16,269,514)
Net deferred tax liability	$ (15,271,295)

A current tax liability of $25,401,080 to Aretec is included in Related party payables in the Statement of Financial Condition.

At December 31, 2024, the Company determined that no valuation allowance was necessary for its deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the purchase of the Company in 2015.

There was no change to the Company's uncertain tax positions for the calendar year ending December 31, 2024. The total amount of the deferred tax liability for uncertain tax position at December 31, 2024, is $284,871.

As of December 31, 2024, the Company's U.S. federal tax returns for the years 2021-2023 remain open under the normal three-year statute of limitations and are therefore subject to examination.

NOTE 12 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. Operating exclusively in the United States, the Company provides brokerage and insurance services through independent financial advisors. Operations constitute a single segment and therefore, a single reportable segment because the chief operating decision makers ("CODM") manage business activities using information of the Company as a whole. The CODM, listed below, use net income, including significant expenses such as commissions, to evaluate the business's performance, predominantly in the forecasting process, management of resources, and to make operational decisions to manage the Company. The Company does not have any customers that individually account for over 10% of revenues.

Chief Executive Officer, Cetera Holdings
Chief Executive Officer, Cetera Financial Group

Chief Financial Officer, Cetera Financial Group

The Company's financial statements contain all pertinent information, including assets, net income, and significant expenses, utilized by the CODM to manage the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

* * * * * *